HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

November 7, 2014

Via E-MAIL and EDGAR

Ms. Laura E. Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harvest Capital Credit Corporation Registration Statement on Form N-2 filed on August 26, 2014 (File No. 333-198362)

Dear Ms. Hatch:

On behalf of Harvest Capital Credit Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on September 17, 2014 regarding the above-referenced registration statement. The Staff’s comments are set forth below in italics and are followed by the Company’s responses. References to the Company’s registration statement on Form N-2 contained herein are to the pre-effective amendment no. 1 to the Company’s registration statement on Form N-2 (“Amendment No. 1”) that was filed with the SEC on November 7, 2014.

Cover Page

1.

Comment: The disclosure states, “This prospectus, and the accompanying prospectus supplement, contain important information you should know before investing in our common stock.” This is a shelf registration statement for common stock, preferred stock, subscription rights, warrants, and debt securities. Please make that clear on the cover page.

Response: The Company has revised the disclosure accordingly on the cover page to the prospectus included in Amendment No. 1.

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

U.S. Securities and Exchange Commission

November 7, 2014

The Offering

2.

Comment: In this section, please discuss the types of securities that the BDC may offer (i.e., common stock, preferred stock, subscription rights, warrants, and debt securities). If the BDC may offer fixed rate preferred stock and variable rate preferred stock, please discuss each.

Response: Given that the terms of any future offerings are not known at this time, the Company believes that it will be more informative to investors, and consistent with the practice of other business development companies filing universal shelf registration statements, to discuss the type of security being offered in the prospectus supplement used in the offering of such security, rather than in “The Offering” section of the base prospectus included in the registration statement. In addition, as noted in response to Comment No. 12 below, the Company has included as an exhibit to Amendment No. 1 a form of prospectus supplement for each type of security for which it is reasonably foreseeable that it may offer pursuant thereto.

3.

Comment: Under the heading, “Investment Advisory and Management Agreement,” the disclosure states, “Our investment adviser agreed to waive its incentive fee from the period beginning with our initial public offering through March 31, 2014, to the extent required to support a minimum annual dividend yield of 9% (paid on a monthly basis) based on our initial public offering price per share of $15.00.” Is this disclosure still relevant? The waiver arrangement has ended. Also, may the adviser recoup fees previously waived under this arrangement? If so, we may have additional comments.

Response: The Company believes that disclosure relating to the above-referenced waiver arrangement is still relevant as a historical matter and for purposes of understanding the Company’s financial performance and results of operations. In particular, the Company believes that the referenced disclosure in “The Offering” section remains relevant because it informs the reader of this arrangement before it is discussed in later sections of the prospectus.

Separately, the Company confirms that the Company’s investment adviser is not entitled to recoup fees previously waived under this arrangement.

Fees and Expenses

4.

Comment: In either the paragraph preceding the Fee Table or in a footnote, please include a discussion of the proposed offerings used to estimate the expenses (i.e., $50 million common stock, $25 million preferred stock, and $25 million debt securities). In addition, please provide the estimated terms of each offering, such as the offering costs, the dividend rate for a preferred stock offering, the interest rate of a debt offering. All offering costs must be reflected in the fee table, including the estimated offering costs of any debt offering or preferred share offering.

Response: The Company informs the Staff that, at this time, it does not expect to offer any securities within the next year and thus has not included any such proposed offerings in the “Fees and Expenses” table.

U.S. Securities and Exchange Commission

November 7, 2014

5.

Comment: If the BDC may issue preferred stock in the next year, please include a line item for dividends paid to preferred stockholders. In addition, please estimate the base management fee based on the proposed offerings.

Response: The Company does not expect to issue preferred stock in the next year. In addition, as noted in response to Comment No. 2 above, at this time the Company does not expect to offer any other securities within the next year. As a result, the Company has not included any such proposed offerings in its estimate of the base management fee. The Company has, however, included estimated borrowings under its credit facility in estimating the base management fee.

6.	Comment: Please add in parenthesis: “20% of net investment income and realized capital gains,” to the line item, “Incentive fees payable under the investment advisory and management agreement.”

Response: The Company has revised the disclosure accordingly. See page 9 of Amendment No. 1.

7.	Comment: Please explain to the staff the assumptions used in calculating the expense example.

Response: In calculating the expense example, the Company assumed an investment of $1,000 and a 5% annual return. The Company further assumed the following annual expenses, which are also included in the Fees and Expenses table: a base management fee of 2.06%, interest payments on borrowed funds of 3.34%, and other expenses of 2.01% (2.02% in the revised Fees and Expenses table to address rounding), for a total of 7.41% in annual expenses on $1,000. In addition, to account for incentive fees payable in the example, the Company assumed that the 5% annual return would take the form of realized capital gains and then applied the capital gains incentive fee of 20% to the 5% annual return. Thus, in Year 1, for example, the 7.41% in annual expenses on $1,000 invested amounts to $74.10 and the incentive fee payable amounts to $10, for total expenses in Year 1 of $84.

For reference, the Company informs the Staff that the expense amounts in the example have been recalculated to reflect an annual base management fee expense of 3.28% instead of 2.06%, based on the use of a higher figure for the Company’s assumed gross assets less cash and cash equivalents in Amendment No. 1. In addition, the Company notes that the disclosure relating to the expense example has been revised to reflect that the assumed incentive fee payable is included in the example. See page 11 of Amendment No. 1.

U.S. Securities and Exchange Commission

November 7, 2014

Risk Factors

8.	Comment: Please include separate risk disclosure for holders of preferred stock (both fixed rate and variable rate, if applicable), rights, warrants, and debt securities.

Response: For the same reasons noted in response to Comment No. 2 above, the Company intends to include separate risk disclosure for prospective holders of preferred stock, subscription rights, warrants, and debt securities in the prospectus supplement used in the offering of any such security, rather than in the base prospectus included in the registration statement. In addition, as noted in response to Comment No. 12 below, the Company has included as an exhibit to Amendment No. 1 a form of prospectus supplement for each type of security for which it is reasonably foreseeable that it may offer pursuant thereto. Those forms of prospectus supplement contain certain supplementary risk factors relating to the applicable security.

Examples of Incentive Fee Calculation

9.	Comment: In Alternative 3 of Example 1, should the pre-incentive fee net investment income be 2.8%? If so, please correct the calculation of the incentive fee.

Response: The Company has corrected the example and calculation. See page 69 of Amendment No. 1.

10.	Comment: The paragraph at the end of Example 3 discusses the waiver arrangement that ended on March 31, 2014. Please remove this paragraph since the waiver arrangement is no longer in effect.

Response: The Company has revised the disclosure to remove this reference to the waiver arrangement. See page 71 of Amendment No. 1.

Plan of Distribution

11.

Comment: The first sentence states, “We may offer, from time to time, in one or more offerings or series, up to $100,000,000 of our common stock, debt securities or warrants to purchase common stock or debt securities….” Please also add preferred stock and rights to purchase common stock.

Response: The Company has revised the disclosure accordingly. See page 114 of Amendment No. 1.

Prospectus Supplements

12.	Comment: Please include a prospectus supplement for each type of security that may be offered. Please include risk factors and other available information for each prospectus supplement.

Response: The Company has complied with this comment. See Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 to Amendment No. 1.

U.S. Securities and Exchange Commission

November 7, 2014

Item 34. Undertakings

13.

Comment: Please include an undertaking under Item 34.(4)(a) that the registrant undertakes to file, during any period in which offers are being made, a post-effective amendment to this registration statement (iv) if (1) it determines to conduct one or more offerings of the Company’s common shares (including rights to purchase its common shares) at a price below its net asset value per common share at the date the offering is commenced, and (2) such offering or offerings will result in greater than a 15% dilution to the Company’s net asset value per common share.

Response: The Company has complied with this comment. See page C-6 of Amendment No. 1.

Accounting Comments

14.	Comment: We note in the schedule of investments that a number of the holdings have the same cost and fair value. Please explain to the staff how the valuation of these holdings complies with ASC 820.

Response: As the Staff notes, the Company’s schedule of investments contains several investments for which fair value is listed as equal to cost.  As of June 30, 2014, for example, the Company listed nine debt investments and three related warrant or common stock investments with fair value equal to amortized cost.  For those investments, the Company, through its fair value assessment process, determined that the fair value of each investment was equivalent to its amortized cost because the transactions were made at arm’s length; the transactions closed in proximity to the valuation date of June 30, 2014 (specifically, June 13, May 7, April 24, and March 7, 2014, and December 31 and December 23, 2013); there had not been any changes in comparable market yields or the credit profiles of each company during the interim period from closing to June 30, 2014, that, in the Company’s judgment, would warrant an adjustment to the yield at origination; and there had not been any other credit or market events subsequent to the underwriting of the original investments that, in the Company’s judgment, would otherwise warrant such an adjustment.  For these same reasons, the Company, through its fair value assessment process, determined as of December 31, 2013, that the fair value was equivalent to amortized cost for thirteen of its investments, which closed on September 16, September 30, October 4, October 8, October 30, December 4, December 18, December 23, and December 31, 2013.  And for the same reasons noted above, the Company generally values debt investments that close within six months of a relevant measurement date at cost, unless such unique circumstances dictate otherwise.  The Company believes the foregoing is consistent with ASC 820 because it considers whether there have been changes in the borrower’s performance or creditworthiness and whether there have been changes in comparable market yields or leverage levels since the investment was made.  In instances in which the fair value of an investment equals its cost, the Company has determined that neither has changed materially.

U.S. Securities and Exchange Commission

November 7, 2014

15.

Comment: Please confirm that the Company has assessed the implications of Sections 3-09 and 4-08(g) of Regulation S-X regarding the Company’s holdings and whether financial statements or summarized financial information of any holdings are required to be included with the Company’s annual report.

Response: The Company confirms that it has undertaken the requested assessment and does not believe that additional financial statements or information are required to be included in Amendment No. 1 as a result thereof.  In particular, please note that the Company does not own more than 25% of any of its portfolio companies, nor does it control any of its portfolio companies. As a result, none of its portfolio companies qualify as a “subsidiary” (as such term is defined in Rule 1-02(x) of Regulation S-X and with reference to the definition of the term “control” contained in Section 2(a)(9) of the Investment Company Act of 1940) or as a “majority-owned subsidiary” (as defined in Rule 1-02(n) of Regulation S-X).

16.	Comment: In the Statement of Changes in Net Assets, please separately state distributions from (a) net investment income, (b) net realized gains, and (c) other sources, such as return of capital.

Response: The Company will comply with this comment in its annual reports on Form 10-K, beginning with its annual report on Form 10-K for the year ended December 31, 2014.

17.	Comment: In Note 3 of the Notes to Financial Statements, please identify the “several financial institutions,” with which the Company has entered into a Loan and Servicing Agreement.

Response: The Company has revised the disclosure accordingly. See page F-31 of Amendment No. 1.

18.	Comment: In the Financial Highlights, please correct the line item, “Net increase in net assets from operations.” For example, for the year ended December 31, 2013, this amount should be $0.93.

Response: The Company has revised the disclosure accordingly. See page F-37 of Amendment No. 1.

General

19.

Comment: We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Company acknowledges the Staff’s comment.

U.S. Securities and Exchange Commission

November 7, 2014

20.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

Response: On September 30, 2014, the Company submitted an application to the Staff for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940. The Company has revised disclosure in Amendment No. 1, as applicable, to reflect that such an application has been filed.

21.

Comment: Response to this letter should be in the form of a pre-effective amendments filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filings in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filings that contain the same or similar disclosure.

Response: The Company acknowledges the Staff’s comment.

22.

Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company acknowledges the Staff’s comment.

*     *     *

We have been advised by the Company that it acknowledges that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the SEC from taking any action with respect to the filings;

•

the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

U.S. Securities and Exchange Commission

November 7, 2014

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas